Filed Pursuant to Rule 433
Registration No. 333-233403-05

Entergy Arkansas, LLC
$100,000,000
First Mortgage Bonds,
4.00% Series due June 1, 2028
Final Terms and Conditions
March 13, 2020

Issuer:	Entergy Arkansas, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A (stable outlook) by S&P Global Ratings

Trade Date:	March 13, 2020

Settlement Date (T+3) (2):	March 18, 2020

Principal Amount:	$100,000,000, which will be part of the same series of First Mortgage Bonds issued on May 11, 2018

Interest Rate:	4.00%

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	June 1, 2020

Final Maturity Date:	June 1, 2028

Qualified Reopening:	This offering of First Mortgage Bonds is expected to qualify as a “qualified reopening” of the First Mortgage Bonds issued on May 11, 2018 under U.S. Treasury regulations

Optional Redemption Terms:	Make-whole call at any time prior to March 1, 2028 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	1.50% due February 15, 2030

Benchmark Treasury Price:	105-15+

Benchmark Treasury Yield:	0.920%

Spread to Benchmark Treasury:	+175 bps

Re-offer Yield:	2.670%

Price to Public:	109.473% of the principal amount (plus accrued interest from and including December 1, 2019 to and excluding the Settlement Date (such accrued interest totaling $ 1,188,888.89))

Net Proceeds Before Expenses:	$108,823,000 (exclusive of accrued interest from and including December 1, 2019 to and excluding the Settlement Date (such accrued interest totaling $ 1,188,888.89))

CUSIP / ISIN:	29364D AV2 / US29364DAV29

Joint Book-Running Managers:	BNP Paribas Securities Corp. SMBC Nikko Securities America, Inc. Stephens Inc.
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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about March 18, 2020, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (ii) SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 or (iii) Stephens Inc. toll-free at 1-800-643-9691.